

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

Steven A. Kriegsman
Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, CA 90049

Re: CytRx Corporation
       Registration Statement on Form S-3
       Filed March 21, 2018
       File No. 333-223808

Dear Mr. Kriegsman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Dale E. Short, Esq.